

March 19, 2024

Wallace D. Ruiz
Chief Financial Officer
Inuvo, Inc.
500 President Clinton Boulevard
Suite 300
Little Rock, AR 72201

> **Re: Inuvo, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2024**
> **File No. 333-277878**

Dear Wallace D. Ruiz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Jeremy D. Siegfried